RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

September 20, 2012

VIA EDGAR

Re:	China TransInfo Technology Corp.

Revised Preliminary Proxy Statement on Schedule 14A Filed on August 31, 2012 File No. 001-34134

Amendment No. 2 to Schedule 13E-3 Filed on August 31, 2012 by China TransInfo Technology Corp., et. al. File No. 005-79105

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of China TransInfo Technology Corp., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 13, 2012 with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-79105 (“Schedule 13E-3 Amendment No. 2”), and Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-34134 (the “Preliminary Proxy Statement Amendment No. 2”), both filed on August 31, 2012 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on Preliminary Proxy Statement Amendment No. 2 are references to page numbers in Amendment No. 3 to Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment No. 3”) filed concurrently with the submission of this letter. In addition, marked copies of Amendment No. 3 to Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 3”) and Preliminary Proxy Statement Amendment No. 3 to show changes between Schedule 13E-3 Amendment No. 3 and Schedule 13E-3 Amendment No. 2 and between Preliminary Proxy Statement Amendment No. 3 and Preliminary Proxy Statement Amendment No. 2 are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Preliminary Proxy Statement Amendment No. 3.

Page 2	September 20, 2012

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of TransCloud Company Limited, TransCloud Acquisition Inc., Shudong Investments Limited, Karmen Investment Holdings Limited, SAIF Partners III, L.P., SAIF Partners IV, L.P., Mr. Shudong Xia, Ms. Danxia Huang, and Mr. Shufeng Xia, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Schedule 13E-3 Amendment No. 3 and Preliminary Proxy Statement Amendment No. 3 in response to the Staff’s comments.

* * *

Revised Preliminary Proxy Statement on Schedule 14A

Discounted Cash Flow Analysis, page 38

1.

We note your response to prior comment 8; however, your revisions only specify that the highest and lowest outliers were eliminated. Please further revise in accordance with our comment to indicate why multiplying projected EBITDA by a range that was calculated without removing outliers was not appropriate.

In response to the Staff’s comments, Preliminary Proxy Statement Amendment No. 2 has been revised. Please refer to page 38 of Preliminary Proxy Statement Amendment No. 3.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10-5922-8001.

Very truly yours,

By: /s/ Lee Edward
Name: Lee Edwards

cc:	Louis A. Bevilacqua (Pillsbury Winthrop Shaw Pittman LLP) Peter X. Huang (Skadden, Arps, Slate, Meagher & Flom LLP)